082-00034

ASX/Media Release

Santos

Investor and Media enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

08003945

SUPPL

18 July 2008

Gladstone LNG partnership transaction with PETRONAS receives regulatory approvals

Santos today confirmed the Gladstone LNG (GLNG™) transaction announced on 29 May 2008, whereby Santos selected PETRONAS as its 40% partner in the development, operation and marketing of the GLNG™ project, has become unconditional and will therefore complete shortly.

All regulatory conditions have been satisfied, including confirmation from the Foreign Investment Review Board that it has no objection to the proposed investment by PETRONAS.

On completion, PETRONAS will pay Santos US$2.008 billion for its 40% interest in the project. A further payment of US$500 million will be made by PETRONAS upon reaching a Final Investment Decision for a second LNG train of 3mtpa capacity.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

Santos ASX/Media Release

About Santos

Santos is a major Australian oil and gas exploration and production company with interests and operations in all significant Australian petroleum province and in Indonesia, Papua New Guinea, Vietnam, India, Bangladesh, Kyrgyzstan and Egypt. Santos is Australia's largest domestic gas producer, supplying sales gas to all mainland Australian states and territories, ethane to Sydney, and oil and liquids to domestic and international customers. Through its interest in the Darwin LNG project, Santos is a producer of liquefied natural gas which is exported to customers in Japan. Santos is developing a major LNG plant at Gladstone in Queensland and is a partner in the PNG LNG project. The Cooper Basin, which Santos and its joint venture partners have developed, is Australia's largest onshore resources project. Santos has more than 1,750 employees and produced 59.1 million barrels of oil equivalent in 2007. Santos has the largest Australian exploration portfolio by area of any company - 192,000 square kilometres - and is pursuing new venture opportunities with a focus on Asia.

About PETRONAS

PETRONAS is the acronym for Petroliam Nasional Berhad, a leading oil and gas multinational which was incorporated on 17 August 1974. Over the years, PETRONAS has grown to become a fully-integrated oil and gas corporation and is ranked among FORTUNE Global 500's largest corporations in the world. PETRONAS has four subsidiaries listed on the Bursa Malaysia (Kuala Lumpur Stock Exchange) and has projects and operations globally in more than 30 countries worldwide. Since its inception, PETRONAS has grown to encompass the full spectrum of oil and gas operations in the areas of upstream oil and gas exploration and production to downstream oil refining; marketing and distribution of petroleum products; trading; gas processing and liquefaction; gas transmission pipeline network operations; marketing of LNG; petrochemical manufacturing and marketing; shipping; and property investment. In Australia, PETRONAS has a 16.7% interest in pipeline operator APA Group, and a 25% shareholding in the Evans Shoal gas field, 300km northwest of Darwin, in which Santos is the operator with a 40% interest. PETRONAS is rated A1 by Moody's and A- by Standard & Poor's.

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Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com